DIRECT DIAL 312-407-0500 DIRECT FAX 312-407-8518 EMAIL ADDRESS CHARLES.MULANEY@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 155 NORTH WACKER DRIVE Chicago, Illinois 60606-1720 ___ TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com September 7, 2011

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Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Pamela Long Assistant Director

RE:	Kinetic Concepts, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 8, 2011

Form 10-Q for the Quarter Ended June 30, 2011

File No. 001-9913

Dear Ms. Long:

On behalf of Kinetic Concepts, Inc. (the “Company”), we hereby submit the Company’s response to the comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Pamela Long, Assistant Director, dated August 31, 2011 (the “Comment Letter”), regarding the Commission’s review of the Company’s Preliminary Proxy Statement on Schedule 14A filed on August 8, 2011 (the “Proxy Statement”) and Form 10-Q for the quarter ended June 30, 2011 (the “Form 10-Q”). For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to the Company’s response.

September 7, 2011

Proxy Statement

Other Interests, page 50

1.	We note your disclosure that prior to closing some or all of the officers may discuss or enter into agreements, arrangements or understandings with Chiron Holdings, the Merger Sub or their affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or its affiliates. Please tell us what consideration you have given to determining whether you should file a Schedule 13E-3. In this regard, please consider our guidance in Questions 201.01, 201.05 and 201.06 of the Going Private Transactions, Exchange Act Rule 13E-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available at: http://sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Company Response: We respectfully advise the Staff that, after careful consideration of Rule 13e-3, including the Staff’s guidance in Compliance and Disclosure Interpretations 201.01, 201.05 and 201.06, the Company determined (as further described below) that the proposed merger among the Company, Chiron Holdings, Inc. (“Acquiror”) and Chiron Merger Sub, Inc. (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 and that the Senior Executive Officers (as defined below) are not affiliates of Acquiror. Accordingly, the Company believes that Rule 13e-3 is inapplicable to the Merger and that the Senior Executive Officers are not Schedule 13E-3 filing persons in connection with the Merger. As used in this response letter, the term “Senior Executive Officers” includes the members of the Company’s executive committee, which consists of Catherine Burzik, Martin Landon, John Bibb, David Lillback, Michael Genau, Lisa Colleran and Steven Seidel.

I. Applicable Rule; Overview

Rule 13e-3 defines a “Rule 13e-3 transaction,” among other things, as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, we do not believe the facts and circumstances related to the Merger lead to the conclusion that the Senior Executive Officers are affiliates of Acquiror such that the Merger would constitute a Rule 13e-3 transaction.

September 7, 2011

With respect to each of the Senior Executive Officers, the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, is whether members of management that are affiliates of the issuer can be considered to be affiliates of the acquiror and hence “on both sides of the transaction,” making the acquiror also an affiliate of the issuer. The Company’s interpretation of Question 201.01 and Question 201.05, collectively, of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “13e-3 C&DIs”), indicates that the Commission will generally look to the following factors in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction”: (i) the equity participation of management in the acquiror, (ii) the representation of management on the board of directors of the acquiror, (iii) alterations in management’s employment arrangements favorable to management and (iv) increases in the compensation to be received by management. For the reasons outlined below, we do not believe that the Senior Executive Officers are affiliates of Acquiror and, therefore, we do not believe that the Senior Executive Officers are engaged in a “Rule 13e-3 transaction.”

II. Analysis

A.	No material equity ownership by Senior Executive Officers in Acquiror or the surviving corporation

The level of equity participation of senior management in the acquiror or surviving corporation is a significant consideration in assessing whether such management could be deemed to control the surviving corporation. In particular, Section 201.06 of the 13e-3 C&DIs indicates that if the target company’s management anticipated receiving a 20% stake in the surviving company’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, the financial buyer could be, directly or indirectly, deemed to be in control of the issuer in advance of the closing of the acquisition. As noted below, no equity participation by the Senior Executive Officers in Acquiror or the surviving corporation has been agreed (or even discussed) between Acquiror and the Senior Executive Officers, and, even if any such participation is agreed, the level of such participation would be well below such threshold based on the Senior Executive Officers’ current equity ownership in the Company.

September 7, 2011

Under the terms of the Merger Agreement, all Company equity awards will be cashed out and cancelled, unless an alternative arrangement is reached between the equity award holder and the Acquiror. In addition, the Company’s stock purchase plan will be terminated immediately following closing of the Merger. While representatives of Acquiror have indicated that Acquiror and its affiliates will consider providing equity participation in the surviving corporation to members of management of the Company, as of the date of the filing of the Proxy Statement and as of the date of this response letter, (a) no discussions have taken place between the Senior Executive Officers and representatives of Acquiror and its affiliates with respect to any potential equity participation plan or program and (b) no agreement, arrangement or understanding exists between Acquiror or its affiliates and the Senior Executive Officers regarding employment with, or the right to invest or participate in the equity of, the surviving corporation or Acquiror. Thus, in summary, unless one or more agreements are reached between Acquiror and the Senior Executive Officers prior to closing of the Merger, none of the Senior Executive Officers (if any such persons remain employed by the surviving corporation) will own any equity in the surviving corporation, Acquiror, or their affiliates. Given that as of the date of the Proxy Statement, the Senior Executive Officers held common stock and other equity awards representing approximately 3.15% of the common stock of the Company on a fully diluted basis, even if agreements are reached with all of the Senior Executive Officers to have all of such officers’ equity awards rolled over into equity of the surviving corporation, the resulting interest in the surviving corporation would be de minimis—significantly below the 20% threshold indicated in Section 201.06 of the 13e-3 C&DIs—and clearly would not constitute control.

In light of the foregoing, the Company does not believe that the amount of equity in the surviving corporation to be held by the Senior Executive Officers, if any, would be material enough to exercise any meaningful level of control or influence over the surviving corporation. Therefore, the Company does not believe that the potential equity ownership should result in this transaction being deemed a “Rule 13e-3 transaction.”

B.	None of the Senior Executive Officers have agreements or arrangements to hold a seat on the surviving corporation’s board of directors

Following the consummation of the Merger, the surviving company will be a wholly owned subsidiary of Acquiror and will be controlled by Acquiror. While each Senior Executive Officer who remains employed by the surviving corporation in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of the surviving corporation after the Merger, each such Senior Executive Officer will be subject to the direction of surviving corporation’s board of directors and will serve at the pleasure of such board of directors. Each Senior Executive Officer has a specifically defined and limited area of responsibility

September 7, 2011

with respect to the Company and will have a similarly defined and limited area of responsibility with respect to the surviving corporation. Additionally, the Merger Agreement provides that the existing board of directors of the Company will be replaced as of the closing, and Acquiror has not entered into any agreements or arrangements with any Senior Executive Officer regarding their serving on the board of directors of either the surviving corporation or Acquiror.

C.	None of the Senior Executive Officers have employment agreements or arrangements with Acquiror

Although it is possible that the Senior Executive Officers will enter into arrangements with Acquiror or its affiliates regarding employment (and severance arrangements), no discussions or negotiations for ongoing employment agreements or arrangements have taken place between the Senior Executive Officers and representatives of Acquiror or its representatives and no agreements, arrangements or understandings have thus been reached. In fact, throughout the negotiation of the Merger Agreement with Acquiror, the Company’s board of directors prohibited the Company’s management from discussing any such potential arrangements. As a result, the Company does not believe that any new employment arrangements, if any, to be entered into by the Senior Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

D.	No significant increases in consideration for Senior Executive Officers

Other than the right to receive the per-share Merger consideration (or payment to cash out equity awards based thereon) as set forth in the Merger Agreement, there are no current plans or arrangements under which Senior Executive Officers will receive additional consideration or remuneration from Acquiror in connection with the Merger or otherwise. As a result, the Company does not believe that the contemplated consideration to be received by the Senior Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

E.	The purposes underlying Rule 13e-3 are not implicated by the proposed Merger

As a general matter, the Company respectfully submits that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate.

It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection

September 7, 2011

with a transaction in which that affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. Indeed, the need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

As described under “The Merger—Background of the Merger” in the Proxy Statement, the merger agreement with Acquiror and Chiron Merger Sub, Inc. was approved by the Company’s board of directors, a majority of whom are independent of the Company and none of whom have connections to, or affiliation with, Apax Partners, Canada Pension Plan Investment Board and the Public Sector Pension Investment Board (the “Consortium”). The unsolicited offer to purchase the Company was delivered directly to the chairman of the Company’s board of directors, and the Company’s board of directors (advised by independent advisors) had arm’s-length negotiations with the Consortium. The board of directors was not directed by the Senior Executive Officers to consider a sale of the Company and the board of directors did not consider any impact that the sale of the Company would have on the Senior Executive Officers’ financial or other interests in the Company; in fact, the board of directors prohibited the Company’s management from entering into negotiations with the Consortium with respect to both transaction price and structure. Further, the fact that the Senior Executive Officers beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) less than 1.9% of the outstanding shares of common stock of the Company prior to the Company’s entry into the Merger Agreement with Acquiror and Chiron Merger Sub, Inc. and the fact that representatives of Acquiror and the Consortium have not entered into any negotiations with respect to the terms of the Senior Executive Officers’ employment and equity arrangements in the surviving corporation is strong evidence of the lack of the Senior Executive Officers’ control and general inability to design the transaction to accommodate their personal interests or to further their own personal interests at the expense of the interests of the Company’s shareholders.

Finally, shareholders of the Company will be entitled to vote on the transaction. As the Staff has indicated in the Interpretive Release, the mere existence

September 7, 2011

of a shareholder vote in and of itself is not dispositive, because the “requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” In this case, however, the proposed Merger requires the affirmative vote of holders holding at least two-thirds of the outstanding shares of the Company. Although Acquiror has entered into a voting and support agreement with one of the Company’s directors (and certain of his affiliates), who hold and are entitled to vote an aggregate of approximately 11% of the outstanding shares of the Company’s common stock, such voting and support agreement does not represent a sufficient number of votes to materially impact the outcome of the requisite shareholder vote to adopt the Merger Agreement, and as a result, the two-thirds vote requirement in this transaction is not a mere formality. Moreover, the voting and support agreement terminates if the Merger Agreement is terminated in accordance with its terms, including without limitation a termination of the Merger Agreement as a result of the Company entering into an alternative acquisition agreement.

In substance, the proposed Merger is an arm’s-length transaction between unaffiliated parties that was unanimously approved by the Company’s independent board of directors. For the reasons discussed in this letter, the Company respectfully submits that the proposed Merger is not a “Rule 13e-3 transaction.”

Form 10-Q

Item 7. Legal Proceedings, page 38

Other Litigation, page 41

2.	We note that you refer to two recently unsealed two qui tam actions filed against the Company by two former employees in federal court in California. Please tell us when the complaints were unsealed. In future filings, please provide all of the information required under Item 103 of Regulation S-K regarding these two actions. Please show us what your disclosures will look like in future filings.

Company Response: The Court’s order unsealing the live pleadings for the above referenced actions was signed by the judge on May 3, 2011. Shortly thereafter, Defendants served the Company with copies of the complaints. On August 26, 2011, upon motion of the Company, the Court ordered the unsealing of the Defendants’ prior complaints. In future filings, the Company will provide all of the information required under Item 103 of Regulation S-K regarding the above actions. Revised disclosure is set forth below.

September 7, 2011

Revised Disclosure:

Other Litigation

In February 2009, we received a subpoena from the OIG seeking records regarding our billing practices under the local coverage policies of the four regional DME MACs. The Company cooperated with the OIG’s inquiry and provided substantial documentation to the OIG and the U.S. Attorneys’ office in response to its request. On May 9, 2011, the Company received notice that the U.S. Attorneys’ office had declined to intervene in qui tam actions filed against the Company on March 20, 2008 and September 29, 2008 by two former employees in the U.S. District Court, Central District of California, Western Division. These cases are captioned United States of America, ex rel. Geraldine Godecke v. Kinetic Concepts, Inc., et al. and United States of America, ex rel. Steven J. Hartpence v. Kinetic Concepts, Inc. et al. The complaints contend that KCI violated the Federal False Claims Act by billing in a manner that was not consistent with the Local Coverage Determinations issued by the DME MACs and seek recovery of monetary damages. These cases were originally filed under seal pending the government’s review of the allegations contained therein. Following the completion of the government’s review and their decision to decline to intervene in such suits, the live pleadings were ordered unsealed on May 3, 2011. KCI intends to vigorously defend itself in these matters, including seeking the dismissal of these suits.

Company Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 7, 2011

After you have had the opportunity to review these responses, please do not hesitate to contact me at (312) 407-0500. Facsimile transmissions may be sent to me at (312) 407-8518.

Very truly yours,

/s/ Charles W. Mulaney, Jr.
Charles W. Mulaney, Jr.

cc: Chambre Malone

Securities and Exchange Commission